Exhibit 99.1

Alterity Therapeutics Raises $3.25 M AUD in Placement

– Company Now Fully Funded Through Data Readout for Primary Phase 2 Clinical Trial –

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 23 February 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced it has received binding commitments for a capital raising of A$3.25 M before costs via a placement (the “Placement”) of fully paid ordinary shares (“New shares”) to Australian institutional and other unrelated sophisticated, professional or other exempt investors.

Chief Executive Officer of Alterity, David Stamler M.D., commented, “We are grateful for the tremendous interest and support from both the institutional and individual investors. With this additional capital, we are now fully funded through the readout of our primary Phase 2 randomized, double-blind ATH434-201 clinical study in Multiple System Atrophy. We look forward to reporting preliminary six-month data from our open label Biomarker study in the first half of 2024 and we remain on track to complete the 201 study in November 2024.”

Dr Stamler continued, “This placement satisfied the demand from institutional investors who had indicated they were willing to take up shortfall from the recent Security Purchase Plan that was fully subscribed by Alterity’s retail shareholders.”

Placement details

The Placement was conducted at A$0.0038 per new share. For every three (3) new shares issued, one (1) free attaching option will be issued. The options will be listed, with an exercise price of A$0.01 and an expiry date of 31 August 2026. The new options be in the same class and have the same terms as the Company’s existing listed ATHO options.

The Placement is to raise approximately A$3.25 million. The shares will be issued under the Company’s available placement capacity, with 416,987,684 new shares to be issued pursuant to ASX Listing Rule 7.1 and 438,275,474 new shares to be issued pursuant to ASX Listing Rule 7.1A. The issue price of the new shares complied with the requirements of LR 7.1A at the date on which the price for the issue of the securities was agreed. The issue of new shares is proposed to occur on or about 4 March 2024. The issue of the new 285,087,720 options is subject to shareholder approval.

The new shares to be issued will rank equally with existing ATH fully paid ordinary shares.

The Company anticipates holding a general meeting of shareholders in mid-April 2024 at which approval for issuing the options will be sought. A notice of meeting which will include the date, time and place of the meeting is being prepared and will be released to ASX when dispatched. If approval is received the options would be expected to be issued shortly after the meeting.

The placement was managed by MST Financial Services Pty Ltd. Further details are set out in the Appendix 3B released to ASX at or about the same time as this announcement.

Use of Proceeds

The use of proceeds from this financing will provide ongoing funding of Alterity’s Phase 2 clinical trials in MSA, ATH434-201 and ATH434-202, along with planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Not an offer in the United States

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

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